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SEC FILE NUMBER
001-11471
CUSIP NUMBER
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
(Check One): ☒ Form 10-K      ☐ Form 20-F      ☐ Form 11-K      ☐ Form 10-Q      ☐ Form N-SAR
For Period Ended: December 31, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Bell Industries, Inc.

Full Name of Registrant

Former Name if Applicable
8888 Keystone Crossing, Suite 1700

Address of Principal Execution Office (Street and Number)
Indianapolis, IN 46240

City, State and Zip Code
PART II — RULES 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-5(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.
     In February, 2008, Bell Industries, Inc. (the “Registrant”) sold substantially all of the assets of the business related to the Registrant’s SkyGuard and FleetHawk product lines, which were part of the Registrant’s SkyTel division. In addition, on March 30, 2008, the Registrant entered into an agreement to sell substantially all of the remaining assets of its SkyTel division. The Registrant will not be able to file the referenced Form 10-K in a timely manner because the Registrant’s management requires additional time to prepare disclosure in relation to the sales of assets, including reflecting the SkyTel division as an asset held for sale and as a discontinued operation. The Registrant is unable to eliminate the need for additional time without unreasonable effort or expense. The Registrant will file such Form 10-K no later than April 14, 2008.
PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Kevin J. Thimjon	317	704-6000

(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).	Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?	Yes ☒ No ☐
     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
Explanation: The Registrant will reflect the SkyTel division, which was acquired on January 31, 2007, as a discontinued operation in its consolidated financial statements. The Registrant expects to report fourth quarter 2007 revenue of approximately $21.4 million, a decrease of approximately $6.1 million over the prior year, and a 2007 fourth quarter loss from continuing operations of approximately $2.5 million, compared to a 2006 fourth quarter loss from continuing operations of $3.8 million. The Registrant also expects to report fiscal 2007 revenue of approximately $119.9 million compared to $120.3 million for fiscal 2006. The Registrant also expects to report loss from continuing operations of approximately $9.1 million for fiscal 2007, compared to a loss from continuing operations of $7.4 million for fiscal 2006. The Registrant is in the process of determining the final allocations of certain costs (including interest and income taxes) to discontinued operations, so the loss from continuing operations for fiscal 2007 could change. The Registrant estimates a loss from discontinued operations, net of income taxes, for fiscal 2007 of approximately $6.0 million.

Bell Industries, Inc.

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 31, 2008	By:	/s/ Kevin J. Thimjon

Kevin J. Thimjon President and Chief Financial Officer
INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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